SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549
                                 _____________

                                 SCHEDULE 13D
                   Under the Securities Exchange Act of 1934

                               (Amendment No. 9)


                       MARVEL ENTERTAINMENT GROUP, INC.
                               (Name of Issuer)

                    Common Stock, par value $.01 per share
                        (Title of Class of Securities)

                                  573913 10 0
                                (CUSIP Number)

                             Marvel Holdings Inc.


                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                                   Copy to:
                                 John M. Reiss
                                 White & Case
                          1155 Avenue of the Americas
                              New York, NY  10036
                                (212) 354-8113

                                 May 14, 1997
           ________________________________________________________
            (Date of Event which Requires Filing of this Statement)
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If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].
                                 _____________

Check the following box if a fee is being paid with this statement [ ].

                               Page 1 of 5 Pages
                       Exhibit Index appears on page 4.
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1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Marvel Holdings Inc.

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                  (a)[ ]
                                                  (b)[X]

3    SEC USE ONLY

4    SOURCE OF FUNDS

     00

5    CHECK BOX IF DISCLOSURE OR LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)           [ ]

6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

NUMBER OF SHARES    7  SOLE VOTING POWER
BENEFICIALLY           50,932,167
OWNED BY EACH
                    8  SHARED VOTING POWER
REPORTING PERSON
WITH
                    9  SOLE DISPOSITIVE POWER
                       50,932,167

                    10  SHARED DISPOSITIVE POWER

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON

     50,932,167

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                    [ ]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     50.03%

14   TYPE OF REPORTING PERSON

     CO
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     This statement amends and restates the Schedule 13D, relating to the common stock, par value $.01 per share, of Marvel Entertainment Group, Inc. ("Marvel"), as originally filed with the Securities and Exchange Commission (the "Commission"), on May 18, 1993 by New Marvel Holdings Inc., MacAndrews & Forbes Holdings Inc. ("M&F"), and Mafco Holdings Inc. ("Mafco"), as amended by Amendment No. 1, filed with the Commission on October 12, 1993 by Marvel Holdings Inc. ("Marvel Holdings"), Marvel (Parent) Holdings Inc. ("Marvel Parent"), Four Star Holdings Corp., Andrews Group Incorporated ("Andrews"), M&F and Mafco, as amended by Amendment No. 2 filed with the Commission on November 15, 1996 by Marvel Holdings, Marvel Parent, Andrews and Mafco, as amended by Amendment No. 3, filed with the Commission on December 31, 1996 by Marvel Holdings, Marvel Parent, Andrews and Mafco, as amended by Amendment No. 4 filed with the Commission on March 10, 1997 by Marvel Holdings, Marvel Parent, Andrews and Mafco, as amended by Amendment No. 5 filed with the Commission on April 25, 1997 by Marvel Holdings, as amended by Amendment No. 6 filed with the Commission on April 29, 1997 by Marvel Holdings, as amended by Amendment No. 7 filed with the Commission on May 1, 1997 by Marvel Holdings, and as amended by Amendment No. 8 filed with the Commission on May 9, 1997 by Marvel Holdings.


ITEM 4.   PURPOSE OF TRANSACTION

Item 4 is hereby amended by adding the following:

     On May 14, 1997, the United States District Court for the District of Delaware (the "District Court") entered its Order Denying Appellees' Motions to Dismiss Appeal and Vacating Bankruptcy Court's March 24, 1997 Order (the "Vacation Order"), pursuant to which the District Court vacated the March 24, 1997 Order (the "Stay Order") entered by the United States Bankruptcy Court for the District of Delaware (the "Bankruptcy Court"). In so ruling, the District Court determined that the Bankruptcy Court erred in holding that section 362(a)(3) of the Bankruptcy Code prevents stockholders from voting their shares of common stock in Marvel Entertainment Group, Inc. ("Marvel") to change the Marvel Board of Directors unless they first seek and obtain relief from the automatic stay in Marvel's chapter 11 case. Pursuant to the Vacation Order, the Stay Order is vacated effective as of noon on Friday, May 23, 1997.

     As a result of and in accordance with the Vacation Order, Marvel Holdings, acting as the 50.03% Stockholder of Marvel, intends to take the following actions effective as of 12:01 p.m. (New York time) on May 23, 1997:

     (1)  Remove each and every current Director of Marvel;
     (2) Amend and modify Marvel's By-laws to provide that the Marvel Board of Directors shall be composed of nine persons or such other number of persons as may thereafter be fixed by the Board of Directors of Marvel; and
     (3) Elect the following persons to serve as members of the Marvel Board of Directors:

        Mr. Carl C. Icahn               Mr. Robert Mitchell
        Mr. Harold First                Mr. Jouko T. Tamminen
        Mr. Charles K. MacDonald        Mr. Vincent J. Intrieri
        Mr. Glen Adams                  Mr. Michael J. Koblitz
        Mr. J. Winston Fowlkes, III

        In addition, Marvel Holdings intends to review on a continuing basis its investment in Marvel and may consider to advance any option available to it including those actions set forth in clauses (a) through (j) of Item 4 of
Schedule 13D.

     Except as set forth above and in Amendment Nos. 5, 6, 7 and 8 to Marvel Holdings' Schedule 13D, Marvel Holdings has no plans or proposals that relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D
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ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS

EXHIBIT NO.    Description

     8    Opinion and Order Denying Appellees' Motions
          to Dismiss Appeal and Vacating Bankruptcy
          Court's March 24, 1997 Order.
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                                   SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated May 15, 1997

               MARVEL HOLDINGS INC.


              By:    /s/ Carl C. Icahn
              Name:  Carl C. Icahn
              Title: Chairman and President


Signature page for Schedule 13D, Amendment No. 9, regarding the May 14, 1997 Opinion and Order of the United States District Court for the District of Delaware.
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